Exhibit 99.1

JD.com Announces Management and Board Changes

Beijing, April 7, 2022 — JD.com, Inc. (the “Company”) (Nasdaq: JD; HKEX: 9618), a leading supply chain-based technology and service provider, is pleased to announce today that Mr. Lei Xu, president of JD.com, has been appointed as the CEO of the Company to succeed Mr. Richard Liu. Mr. Lei Xu will also join the Company’s board of directors (the “Board”) as an executive director. All these appointments are effective immediately. Mr. Richard Liu will remain as the chairman of the Board and continue to focus on guiding the Company’s long-term strategies, mentoring younger management, and contributing to the revitalization of rural areas.

Mr. Lei Xu has been with JD.com for over a decade. In his most recent role as president of JD.com, he was in charge of the operation and collaborative development of various business units of the Company. Particularly, under his leadership, the Company successfully navigated the evolving external environment with resilient performance, while maintained strategic focus and continued to create value for users and business partners. Prior to that, Mr. Xu held various senior roles in the Company, including CEO of JD Retail, Chief Marketing Officer of JD.com, head of JD Wireless and head of marketing department. During his tenure as CEO of JD Retail, Mr. Xu formulated the business philosophy of “trust-based and customer-centric value creation,” led JD Retail to achieve high-quality growth for consecutive years, and guided the visionary moves to develop the supply chain middle platform and omni-channel strategy, which accelerated the cultivation of the Company’s future growth drivers. In addition, Mr. Xu established JD’s marketing and public relations system and the platform operation system, and propelled JD’s mobile-based strategic transformation. Mr. Xu also led the launch of JD 618 Grand Promotion and drove the opening-up of JD’s supply chain capabilities to empower the society. Mr. Xu currently serves as a director of Dada and ATRenew.

“I believe that JD has built a strong footing in the industry with sound management structure and a large number of excellent business leaders,” said Mr. Richard Liu, chairman of JD.com. “Lei is highly regarded both inside and outside the company, and has been instrumental to driving JD’s consistent stellar business performance and formulating strategic decisions. I’ll devote more of my time to JD’s long-term strategies and future drivers as we continue to work on the most challenging yet valuable things.”

“It’s an incredible honor and privilege to assume the role of CEO of JD.com and lead such talented and dedicated management and employees,” said Mr. Lei Xu. “In the past 19 years, Richard has established and upheld JD’s strategic positioning as a supply chain-based technology and service provider and the principle of ‘doing business the right way,’ setting a strong foundation for our future endeavors. I believe Richard has built the most precious assets for JD. I share his business philosophy and commitment, and will continue to create value to our users, business partners and the society. Together with the leadership team, I will further build on that and drive high-quality and sustainable growth of the company going forward.”

About JD.com

JD.com is a leading supply chain-based technology and service provider. JD.com’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. JD.com has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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